CenterState Banks, Inc.

42745 U.S. Highway 27

Davenport, Florida 33837

November 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.    20549-7010

Attention:    Mr. Michael R. Clampitt

Re:	CenterState Banks, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Filed November 8, 2013

File No. 333-191536

Ladies and Gentlemen:

On behalf of CenterState Banks, Inc. (“CenterState Banks”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (No. 333-191536) (the “Registration Statement”), marked to show changes from the filing of Amendment No. 1 to Registration Statement with the Commission on November 8, 2013. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated November 22, 2013 to Mr. Ernest S. Pinner (the “Comment Letter”). The Amendment also includes other changes that are intended to update and clarify the information contained in the Registration Statement.

Set forth below are CenterState Bank’s responses to the Comments. Responses to Comments regarding Gulfstream Bancshares, Inc. (“Gulfstream”) are based on information provided by Gulfstream. For the convenience of the Staff, CenterState Banks has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All reference to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

November 26, 2013

Interests of Gulfstream Directors and Executive Officers in the Merger, page 8

1.	We acknowledge your response to comment 6 of our letter to you dated October 29, 2013. Please revise the table on the bottom of page 9 to discuss the aggregate annual salary for the three year term of employment for each person and to provide totals for all five persons, as you do in the table on top of page 9.

In response to the Staff’s Comment, the bottom of page 9 has been revised to disclose the aggregate annual salary for the three year term of employment for each person and also to provide totals for all five persons.

The merger, page 37

Background of the merger, page 37

2.	Revise the disclosure that was added in the third paragraph on page 39 to explain how locking in “part of the stock option exchange ratio by the cash portion . . .”, resulted in “. . . it allowed CenterState to keep the amount of its shares issuable . . . below 20%.” Additionally, where you state “ . . . by using more cash . . . ”, revise to disclose the approximate amount.

Additional disclosure has been added to the third paragraph on page 39 to explain how locking in the stock exchange ratio by the cash portion resulted in CenterState keeping the amount of its shares issuable below 20%, including a calculation that illustrates the resulting percentages. In addition, the cash amount of $1.21 million has been added as requested.

* * *

Securities and Exchange Commission

November 26, 2013

As requested by the Staff of the Commission, CenterState Banks acknowledges that: (i) should the commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action by the Commission or the Staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve CenterState Banks from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) CenterState Banks may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please contact John P. Greeley, with Smith Mackinnon, PA, counsel to CenterState at 407-843-7300.

Very truly yours,

/s/ Ernest S. Pinner

Ernest S. Pinner

Chairman, President and Chief Executive Officer